323 N. Loop West· Houston, TX 77008· 713-665-2000· 866-311-6468· 713-665-8311

August 8, 2011

Mr. John P. Nolan
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-4631
Phone Number: (202) 551-3492

Re:         The Mint Leasing, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed April 15, 2011
Form 10-Q for Fiscal Quarter Ended March 31, 2011
Filed May 23, 2011
File No. 000-52051

Dear Mr. Nolan,

The Mint Leasing, Inc.  (the “Company”, “Mint Leasing,” “we,” and “us”) has the following responses to your July 20, 2011 comment letter:

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

General

1.
We read your response to comment two to our letter dated June 20, 2011. It appears from your response in this proposed disclosure that you have aggregated all of your net investments in leases as an individual portfolio segment and class of financing receivable.

We note that ASU 2010-20 indicates that segments and classes of financing receivables should be determined based on the risk characteristics of the financing receivables. Considering your disclosure that your net investment in leases have different risk profiles that causes you to view your net investment in leases as separate classes of financing receivables, please tell us how you determined that your net investment in leases should not be disaggregated into additional segments and classes or revise your 10-K for the year ended December 31, 2010 to disaggregate your net investment in leases as appropriate.

Response:  In determining the appropriate level of internal reporting to use as a basis for disclosure, we considered the level of detail needed by a user to understand the risks inherent in our financing receivables. We have reviewed the implementation guidance in ASC 310-10-55-16 Application of the Definition of Class of Financing Receivable. We also reviewed the guidance provided in ASC 310-10-55-17, which lists examples of factors to consider when disaggregating your financing receivables portfolio which include, Type of financing receivable, such as any of the following: 4. Finance leases.

We considered the Company’s investments in sales-type leases to have the same initial measurement attribute, risk characteristics, and the Company also applies the same method for monitoring and assessing credit risk. We feel that presentation by type of financing receivable provides the financial statement user enough detail to understand the risks inherent in the entity’s financing receivables. Based on this, it was determined that the net investment in sales-type leases did not need to be further disaggregated into additional segments and classes.

We have corrected our previous response to clarify our determination of classes of financing receivables to say the following,

Note 3 Financing Receivables
The Company’s net investment in sales-type leases are subject to the disclosure requirements of ASC 310 “Receivables”. Due to similar risk characteristics of its individual sales-type leases, the Company views its net investment in leases as its one class of financing receivable.

2.	Please revise your 10-Q for the period ended March 31, 2011 for comment one above and comment two to our letter dated June 20, 2011 regarding the disclosure requirements of ASU 2010-20.

Response: We have reviewed the guidance within ASU 2010-20, Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses, in connection with your comment one above and comment two to our letter dated June 20, 2011 regarding the disclosure requirements of ASU 2010-20 and will amend the disclosure in the Form 10-Q for the period ended March 31, 2011 to provide all the necessary information required by this guidance.

Note 11 – Income Taxes, F-19

3.	We read your response to comment three to our letter dated June 20, 2011; however, we do not see how you have provided a persuasive argument given the significant amount of negative evidence and the inherent subjectivity of the positive evidence you appear to be presenting as a significant piece of your evidence for not recording a valuation allowance. Also, we re-emphasize ASC Subtopic 740-10-30-23; in this regard, the cumulative loss in recent years and additional losses in the three months ended March 31, 2011 are significant pieces of objective negative evidence that are difficult to overcome as you consider your compliance with GAAP. Please revise your annual and interim financial statements accordingly or advise us otherwise. Refer to ASC Subtopic 740-10-30-21 through 25.

Response: We made the determination that no valuation allowance was necessary given our history of net income in 2008 and all periods prior to 2008 and the decrease in our net loss in 2010 compared to 2009 and for the quarter ended March 31, 2011. Additionally, we were aware that other companies within our industry had also suffered two years of losses with no valuation allowance being recorded. We believe that our loss was and is related to the global economic slowdown and not the lack of demand for our offerings or an unprofitable business model.  In 2008 and 2009, Toyota Motor Credit recorded a net loss in both years and a tax benefit of over $150 million and $450 million, respectively. Ford Motor Credit had similar results. Toyota Motor Credit did in fact return to profitability in 2010, but they are a March year end issuer and had a $12 billion dollar infusion of capital. We are just now seeing the benefit of additional working capital which we believe will have a positive impact to our profitability. The Company has evaluated ASC Subtopic 740 in great detail as follows:

Literature:

30-21  Forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years. Other examples of negative evidence include, but are not limited to, the following:

a. A history of operating loss or tax credit carryforwards expiring unused

b. Losses expected in early future years (by a presently profitable entity)

c. Unsettled circumstances that, if unfavorably resolved, would adversely affect future operations and profit levels on a continuing basis in future years

d. A carryback, carryforward period that is so brief it would limit realization of tax benefits if a significant deductible temporary difference is expected to reverse in a single year or the entity operates in a traditionally cyclical business.

740-30-21 – Negative Trends

a)	We do not have a history of losses or unused carryfowards. Prior to the unfortunate downturn in the global economy, we had been a profitable company dating back to our inception.

b)	There are no future expected losses. Based upon the positive working capital indicators that are discussed below, our expectation is that the Company will return to profitability in 2011.

c)	There are no unsettled or uncertain tax positions taken by the Company or any positions that would qualify under the previous FIN 48 literature.

d)	Our carryback or forward position is not brief and is very achievable in a normal business cycle.

Literature:

30-22  Examples (not prerequisites) of positive evidence that might support a conclusion that a valuation allowance is not needed when there is negative evidence include, but are not limited to, the following:

a. Existing contracts or firm sales backlog that will produce more than enough taxable income to realize the deferred tax asset based on existing sales prices and cost structures

b. An excess of appreciated asset value over the tax basis of the entity's net assets in an amount sufficient to realize the deferred tax asset

c. A strong earnings history exclusive of the loss that created the future deductible amount (tax loss carryforward or deductible temporary difference) coupled with evidence indicating that the loss (for example, an unusual, infrequent, or extraordinary item) is an aberration rather than a continuing condition.

740-20-22 – Positive Trends

a)
There has always been a greater demand than supply for our loan products. As you will see in our prior filings, any funds that we have raised through financing activities have always been used to fund leases with little to no excess capacity. Given how many of our competitors have exited the market since the global economic slowdown, we believe that the demand for our products is higher now than ever.  Additionally, given the exit of many of our competitors, the average beacon score and credit worthiness of our customer has increased significantly (due to less money available in general for our customers to borrow) while at the same time we have not had to take a significant reduction in our own charged rates.  We also believe that our profit per agreement should continue to increase given our strengthening portfolio.

b)
We had an approximate $6,000,000 net equity position at December 31, 2010 as a result of our earnings. We have never had material sales of equity since becoming a public company in 2008, this equity is purely a result of our past success. Our primary lender Sterling Bank conducts routine examinations of our leasing program, books and records. They have always felt that the liquidation value of our assets exceeds the amount owed to the bank and given our timely payment history with the bank, favorable credit terms have always been granted. Our loan from Sterling Bank at one time represented the largest loan in their portfolio which resulted in increased scrutiny and regulation over our financial statements. In the event that the Company was forced to sell its assets in an orderly liquidation, it is our position that the Company’s asset value would exceed our liabilities by at least $5,000,000 resulting in a taxable transaction.

c)
As discussed previously, we have historically been profitable and we feel that our loss was through no fault of our own but due to the extraordinary global slowdown that took place throughout 2008 and 2009. We believe that our trends are now positive and this positive performance up until 2011 has taken place with little to no extra capital for new leases. With automobile demand rising, our portfolio being stronger, our management having more experience, less competitors in the market place, and credit being made available to us, we believe that there are no reasons to believe the aberrations of 2008 and 2009 which caused us to suffer losses will continue.

We have not had the benefit of a $12 billion capital infusion like what was seen at Toyota Motor Credit or any type of federal assistance but what we do have is a product that we offer in which demand exceeds supply and we believe that our rate of return and margin is very sustainable as long as our supply of capital remains consistent and our borrowers are not faced with another recession. Prior to the issuance of our December 31, 2010 financial statements, and subsequent to December 31, 2010, two major car dealerships here in Houston, Texas, informally agreed to provide us two $1,000,000 lines of credit, if requested by the Company. We also are now in what we believe is the final stages of restructuring our credit line with Sterling Bank to allow us to have up to five years to repay the amount due, which will result in a substantial lower monthly payment and our second largest lender Moody bank has also indicated that they will again increase our line of credit back to the $10 million dollar level that was originally promised to us.  We believe it is reasonable for our Company to return to profitability in less than three years (since 2009) without the resources of our larger peers and we are proud of our progress. It did take Toyota Motor Credit two years of losses to turn around their portfolio and return to profitability.  Lastly, in 2010 our Company hired a consulting firm that was recommended by our bank to help strengthen our loss recognition programs and improve our overall portfolio. As a result, we believe that the monitoring, underwriting and performance of our portfolio is stronger now as a whole than it has ever been. We also do not believe the FASB’s purpose in writing the original FAS 109 which is now part of subtopic 740 was to eliminate deferred tax assets for any company that has a bad year, especially when the results were more economically and politically driven then driven by bad business practices. At one time in the early stages of the original FAS 109 there was some talk of a three year window to return to profitability assuming a company has evaluated the negative and positive trends and concluded no allowance would be necessary. While this three year hard line is no longer applicable, we as a company re-evaluate our need for a valuation allowance at every reporting period and on an ongoing basis. Additionally, if we have not returned to profitability by the fourth quarter of 2011 and have three straight years of losses, we do believe the negative indicators would be too substantial to overcome and we would in fact take a full valuation write down for any remaining deferred tax assets that we have calculated. That being said, as a company, we do not believe this will be necessary as we now believe that we have working capital sufficient to continue to grow our business and the strength and composition of our portfolio of leases is much stronger now than it was in the past, which should result in a much lower amount of forfeitures and bad debt.

On a pretax basis we lost over $6,000,000 in 2009, our first loss in the history of our company. We cut that loss in half in 2010. On average in 2010 our loss per quarter was approximately $875,000. This loss in the first quarter of 2011 decreased to less than $300,000 and on an EBITDA basis we are once again a profitable company.  Given our new access to capital, which we plan to lend to stronger borrowers and with fewer competitors in the market, we believe that it would be premature to reduce our deferred tax asset as we believe that we will likely pay income tax as a result of our 2011 performance and 2012 performance, barring another unforeseen global rescission. While not mentioned earlier, we have determined that the demand for automobiles is higher now than it has been for the last three years, while the number of leasing companies in the market place is less than half of what it was in 2008.  These trends and facts along with our history of profitability and the fact that we have performed at a level at least from a results perspective that is consistent with our larger peers provides us with great comfort in our position.

Form 10-Q for the Period Ended March 31, 2011

Item 4. Controls and Procedures, page 9

4.
We read your response to comment five to our letter dated June 20, 2011. Please tell us if these material weaknesses were resolved by June 30, 2011 and, if not, any steps taken to correct these material weaknesses.

Response: These control deficiencies were not resolved by June 30, 2011. We continue to work with an experienced third party accounting firm in the preparation and analysis of our interim and financial reporting to ensure compliance with generally accepted accounting principles and to ensure corporate compliance. We plan to once again disclose our determination of ineffective internal controls in our June 30, 2011 Form 10-Q along with any material weaknesses, changes in internal control, and plans to remedy our weaknesses.

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The Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Jerry Parish
Jerry Parish
Chief Executive Officer